IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD REPORTS ADDITIONAL POSITIVE ASSAY RESULTS FROM THE 2019 DRILLING PROGRAM COMPLETED ON THE LAC GAMBLE ZONE OF THE ROUYN GOLD PROJECT, QUEBEC

Toronto, Ontario, July 31, 2019 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today provided the remaining assay results from its 2019 diamond drilling program completed on the Lac Gamble Zone at the Rouyn Gold project optioned from Yorbeau Resources Inc. ("Yorbeau"). The project is located 4 km south of Rouyn-Noranda, Quebec, and approximately 45 kilometers southwest of IAMGOLD's Westwood operation. The Company is reporting assay results from the remaining 17 diamond drill holes, totaling 4,946 metres. Three (3) drill holes were abandoned due to excessive deviation and re-collared. Results for 31 diamond drill holes totaling 8,438 metres were previously reported (see news release dated May 23 and June 12, 2019).

The assay results reported herein are provided in Table 1 below and include the following highlights (a longitudinal section illustrating the drilling program on the Lac Gamble zone is attached to this news release):

Main Zone:

- **Drill hole GA-19-711: 9.7 metres grading 6.6 g/t Au**
  includes: 5.9 metres grading 10.0 g/t Au
- **Drill hole GA-19-719: 16.9 metres grading 3.4 g/t Au**
  includes: 5.8 metres grading 5.7 g/t Au
  includes: 1.8 metres grading 10.3 g/t Au
- **Drill hole GA-19-721: 23.4 metres grading 6.1 g/t Au**
  includes: 8.1 metres grading 13.3 g/t Au
  includes: 1.0 metres grading 65.5 g/t Au
- **Drill hole GA-19-722: 10.1 metres grading 6.6 g/t Au**
  includes: 3.0 metres grading 10.9 g/t Au
  and includes: 4.0 metres grading 7.9 g/t Au

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated: "We are very pleased with the positive results obtained from our first delineation drilling program completed earlier this year at Lac Gamble. The program successfully targeted mineralization in the upper part of the zone with a number of drill holes intersecting good grades over wide intervals. The zone also appears to remain open along strike to the west and at depth and therefore has potential for further expansion with additional drilling. We look forward to incorporating the results from this drilling program to develop a robust deposit model to allow for the completion of a future resource estimate. I would like to acknowledge that the success of this initial program benefited significantly from the close collaboration between the IAMGOLD and Yorbeau exploration teams."

The objective of the 2019 winter diamond drilling program was to systematically infill a portion of the Lac Gamble zone to evaluate the potential to outline a resource. The program was designed to achieve an approximate 50 x 50 metres drill hole spacing pattern. The drilling program successfully intersected the targeted sheared Cadillac-Piché corridor which hosts the mineralized zone. The zone is associated with alteration varying from several metres to greater than ten metres in width, exhibiting variable carbonatization, fuchsite, silicification, crosscut by a network of white quartz and brown tourmaline stockwork veins and breccias. Gold mineralization occurs as small specks of visible free gold associated with minor sulphides in quartz-tourmaline veinlets.

Next Steps

The results of this initial diamond drilling program will be compiled and integrated with the existing geological, geochemical and structural information to support the development and refinement of a preliminary deposit model. This work will be used to support the completion of a mineral resource estimation of the Lac Gamble zone currently in planning.

Drilling has also resumed to test selected exploration targets in the area of the historic Astoria deposit, located several kilometres to the east of Lac Gamble. The program will involve the completion of approximately 5,000 metres of diamond drilling and assay results will be reported once they are received, validated and compiled.

About the Rouyn Gold Project

The Rouyn Gold Property is located about 4 km south of Rouyn-Noranda, Quebec. With a long history of mining, the city of Rouyn-Noranda offers many advantages for mining and exploration, including political and social stability, good access and infrastructure, skilled mining personnel, and one of the most mining-friendly jurisdictions in the world.

The property covers a 12-kilometre stretch of the Cadillac-Larder Lake Break and contains four known gold deposits along the 6-km Augmitto-Astoria corridor situated on the western portion of the property. Two of the four deposits, Astoria and Augmitto, benefit from established underground infrastructure and have been the subject of technical reports that include resource estimates that were previously filed in accordance with Regulation NI 43-101.

The Lac Gamble zone is located between the Augmito and the Astoria deposits. The exploration target potential at Lac Gamble is interpreted to be between 400,000 and 600,000 ounces of gold at a grade between 7.0 and 8.5 g/t Au. The potential quantity and grade of the exploration targets referred to are conceptual in nature and insufficient exploration work has been completed to define a mineral resource. The property may require significant future exploration to advance to a resource stage and there can be no certainty that the exploration target will result in a mineral resource being delineated. The exploration targets are consistent with similar deposits in the area, deposit models or derived from initial drilling results.

IAMGOLD signed a definitive option agreement in December 2018, whereby IAMGOLD has the option to acquire a 100% interest in the Project by making scheduled cash payments totaling C$4 million and completing exploration expenditures totaling C$9 million over a four year period. Exploration programs must include the completion of a minimum of 20,000 metres of diamond drilling within the first two-years of the option. By the end of the expenditure period, the Company must complete a NI 43-101 compliant resource estimate, after which the Company, at its election, can purchase a 100% interest in the Project, subject to a 2% net smelter return production royalty, by paying Yorbeau the lesser of C$15 per resource ounce or C$30 million.

Technical Information and Quality Control Notes

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects.

The "Qualified Person" responsible for the supervision of the preparation and review of this information is Marie-France Bugnon, P. Geo., General Manager Exploration. Marie-France is considered a "Qualified Person" for the purposes of National Instrument 43-101 with respect to the technical information being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

The design of the drilling program and interpretation of results is under the control of IAMGOLD's and Yorbeau's geological staff, including qualified persons employing strict protocols consistent with NI 43-101 and industry best practices. The sampling of, and assay data from, the drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program. Drill core (NQ size) is logged and samples are selected by geologists and then sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from half a metre to one and a half metres in length depending on the geological observations.

Half-core samples are packaged and transported in sealed bags to AGAT laboratories in Val d'Or, Quebec, and Mississauga, Ontario. Samples are coarse crushed to a -10 mesh and then a 1,000 gram split is pulverized to 95% passing -150 mesh. AGAT prepare analytical pulps at their facilities located in Val-d'Or and processed the pulps at their Mississauga laboratory which is ISO / IEC 17025:2005 certified by the Standards Council of Canada. Samples are analyzed using a standard fire assay with a 50 gram charge with an Atomic Absorption (AA) finish. For samples that return assay values over 3.0 grams per tonne, another pulp is taken and fire assayed with a gravimetric finish. Core samples showing visible gold or samples which have returned values greater than 10.0 grams per tonne are processed with a protocol involving fine grinding of the entire sample, followed by metallic screen analysis of the entire pulverized material. Insertion of duplicate, blanks and certified reference standards in the sample sequence is done in all drill holes for quality control.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "to earn", "to have', "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/Home/default.aspx.

Table 1: Rouyn Gold Project – Lac Gamble zone 2019 Winter drilling results

Hole No.	UTM NAD83 Zone18			AZ	DIP	Depth / length	From	To	Interval	True Width [1]	Au [2][3]	NOTE
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)	
GA-13-628W [4]	644385	5339901	3,108	169.1	-76.33	46.00	Abandonned due to excessive drill hole deviation					
GA-19-700	644853	5339944	3,280	153	-66	372.00	313.05	317.35	4.30	3.28	5.17	Main zone
Including (3)							315.15	316.35	1.20	0.92	10.60	
							328.10	330.80	2.70	2.07	1.76	
							344.40	345.80	1.40	1.08	1.00	Footwall zone
GA-19-701	644832	5339942	3,284	174	-66	129.00	Abandonned due to a strong deviation					
GA-19-704	644772	5339928	3,284	190	-73	420.00	363.00	364.00	1.00	0.69	1.34	
							370.00	375.00	5.00	3.47	6.30	Main zone
Including (3)							371.00	372.00	1.00	0.69	24.40	
							380.85	381.85	1.00	0.69	2.29	
GA-19-707	644719	5339907	3,281	168	-81	252.00	Abandonned due to a strong deviation					
GA-19-709W	644409	5339875	2,907	160.3	-75.02	181.00	531.60	532.60	1.00	0.75	1.15	Hangingwall zone
							536.80	543.00	6.20	4.64	0.55	Main zone
GA-19-711	644383	5339935	3,280	192	-70	468.00	416.50	417.50	1.00	0.80	1.40	Hangingwall zone
							426.60	436.30	9.70	7.77	6.64	Main zone
Including (3)							430.40	436.30	5.90	4.73	9.96	
GA-19-712	644382	5339935	3,280	170	-70	458.50	409.00	411.00	2.00	1.61	3.85	Main zone
							417.00	430.30	13.30	10.71	1.26	Main zone
Including (3)							418.00	420.00	2.00	1.61	3.41	
Including (3)							424.00	425.00	1.00	0.80	2.80	
GA-19-713	644845	5339853	3,285	147	-47	222.00	180.50	184.00	3.50	2.95	3.29	Main zone
Including (3)							181.50	182.80	1.30	1.10	5.70	
							203.00	204.50	1.50	1.27	1.26	Footwall zone
							216.70	217.70	1.00	0.85	7.89	Footwall zone
GA-19-716	644808	5339797	3,285	180	-70	219.00	163.70	180.80	17.10	12.93	1.01	Main zone
Including (3)							167.70	170.80	3.10	2.35	1.59	
Including (3)							175.80	180.80	5.00	3.79	1.56	
GA-19-718	644707	5339750	3,282	180	-56	180.00	93.30	101.50	8.20	6.91	3.48	Main zone
Including (3)							96.10	97.50	1.40	1.18	10.30	
							120.30	122.60	2.30	1.94	2.68	Footwall zone
							134.70	135.95	1.25	1.05	1.84	Footwall zone
GA-19-719	644638	5339787	3,290	178	-74	270.00	199.75	200.75	1.00	0.66	1.49	Hangingwall zone
							205.60	206.65	1.05	0.69	4.39	Main zone
							209.60	226.50	16.90	11.16	3.37	Main zone
Including (3)							210.60	216.40	5.80	3.83	5.70	
Including (3)							214.60	216.40	1.80	1.19	10.31	
GA-19-720	644396	5339818	3,286	185	-75	357.30	317.65	318.90	1.25	1.53	4.60	Main zone
Including (3)							324.00	325.00	1.00	0.85	2.29	
GA-19-721	644457	5339757	3,287	178	-77	276.00	197.05	201.35	4.30	2.69	1.41	Hangingwall zone
							208.50	225.80	17.30	10.75	1.47	Main zone
Including (3)							220.00	221.35	1.35	0.84	7.50	
Including (3)							224.30	225.80	1.50	0.94	3.54	
							229.70	253.10	23.40	14.63	6.08	Main zone
Including (3)							233.50	240.50	7.00	4.37	4.15	
Including (3)							245.00	253.10	8.10	5.07	13.25	
Including (3)							250.10	251.10	1.00	0.63	65.60	
GA-19-722	644351	5339778	3,286	173	-75	336.00	247.50	249.00	1.50	0.99	1.13	Hangingwall zone
							264.00	274.05	10.05	6.63	6.59	Main zone
Including (3)							264.00	267.00	3.00	1.99	10.93	
Including (3)							269.00	273.00	4.00	2.63	7.92	
GA-19-723	644586	5339885	3,284	183	-70	363.00	320.15	322.00	1.85	1.41	3.57	Main zone
							328.10	330.00	1.90	1.45	1.96	Main zone
GA-19-724	644521	5339867	3,284	185	-80	396.00	359.20	365.20	6.00	4.11	1.20	Main zone
Including (3)							362.20	365.20	3.00	2.06	1.58	

Notes:
1. True widths of intersections are estimated at 62-85% of the core interval approximately.
2. Drill hole intercepts are calculated with a lower cut of 1.00 g/t Au and may contain lower grade interval of up to 3 metres in length.
3. Assays are reported uncut but high grade sub-intervals are highlighted.
4. Drill holes with the suffix W are wedge cuts from previously drilled master holes.



Figure 1: Rouyn Gold – Lac Gamble zone longitudinal section and highlighted 2019 assay results.